File No. 812-13887

United States of America
before the
U.S. Securities and Exchange Commission

Amendment No. 1 to the Application for an Order under Section 6(c) of the
Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1)
and 17(a)(2) of the Act and under Section 12(d)(1)(J) granting an exemption from
Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Millington Securities, Inc.
and
Millington Exchange Traded MAVINS Fund, LLC

Please send all communications to: Charles G. Millington Millington Securities, Inc. 222 South Mill Street Naperville, IL 60540	With a copy to: Morrison C. Warren Suzanne M. Russell Chapman and Cutler LLP 111 West Monroe Street Chicago, IL 60603

Table of Contents

Section	Heading	Page

I.	Summary of Application	4

A.	Request for Order	4
B.	Comparability of Relief Sought to Prior Relief Granted by the Commission	7

II.	Background	8

A.	The Company	8
B.	The Adviser	11
C.	The Underlying Indices	12
D.	The Distributor	12

III.	Applicants’ Proposal	13

A.	Operation of the Funds	13
B.	Purchases and Redemptions of Shares and Creation Unit Aggregations	16
C.	Applicability to Funds	31
D.	Likely Purchasers of Shares	32
E.	Third Party Broker‑Dealer Issues; Disclosure Documents	32
F.	Sales and Marketing Materials	33
G.	Availability of Information Regarding Shares and Underlying Indices	34
H.	Dividend Reinvestment Service	39
I.	Shareholder Transaction Expenses	39
J.	Shareholder Reports	39

IV.	In Support of the Application	40

A.	Summary of the Application	40
B.	Benefits of the Proposal	42
C.	The Product Does Not Raise Concerns	43

V.	Request for ETF Relief	44

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	44
B.	Exemption from the Provisions of Section 22(d) and Rule 22c‑1	46
C.	Exemption from the Provisions of Section 22(e)	49
D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	53

VI.	Request for Section 12(D)(1) Relief	57

A.	Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)	57

VII.	Legal Analysis	60

A.	Section 12(d)(1)	60
B.	Sections 17(a), 17(b) and 6(c)	65

IX.	Express Conditions to this Application	68
X.	Names and Addresses	74
XI.	Procedural Matters, Conclusion and Signatures	74

Exhibit A — Description of Initial Fund and Initial Index

United States Securities and Exchange Commission
Washington, D.C. 20549

In the Matter of:	)	Amendment No. 1 to the Application for an
	)	Order under Section 6(c) of the Investment
	)	Company Act of 1940, as amended (the
Millington Securities, Inc. and	)	“Act”) for an exemption from
Millington Exchange Traded MAVINS	)	Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of
Fund, LLC	)	the Act and Rule 22c-1 under the Act and
	)	under Sections 6(c) and 17(b) of the Act for
	)	an exemption from Sections 17(a)(1) and
	)	17(a)(2) of the Act and under
	)	Section 12(d)(1)(J) granting an exemption
	)	from Sections 12(d)(1)(A) and 12(d)(1)(B)
	)	from Sections 12(d)(1)(A) and 12(d)(1)(B)
File No. 812-13887)

I.Summary of Application

A.	Request for Order

In this amended application (this “Application”), Millington Securities, Inc. (the “Adviser”) and Millington Exchange Traded MAVINS Fund, LLC, a Delaware limited liability company (the “Company”) (collectively, the “Applicants”), apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”).  Applicants request that the Order also apply to any existing or future registered open-end management investment company and its series that is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (each such entity and any successor thereto included in the term “Adviser”) and complies with the terms and conditions of the Application (collectively, with future series of the Company, the

“Future Funds” and together with the initial series of the Company, the “Funds”).1  The requested Order would permit, among other things, (a) shares of the Funds (“Shares”) to be redeemable in large aggregations only (“Creation Unit Aggregations”); (b) Shares to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as the New York Stock Exchange (“NYSE”), the Nasdaq Stock Market, Inc. (“Nasdaq”) and NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), at negotiated market prices rather than at net asset value per share (“NAV”); (c) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (d) certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds, in connection with the in-kind purchase and redemption of Shares (referred to as the “ETF Relief”).  Applicants believe that the requested ETF Relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants also apply for and request the Order pursuant to Section 12(d)(l)(J) of the Act exempting certain transactions from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act (also, the “Order”).  Applicants ask that this requested relief (sometimes referred to herein as the “12(d)(1) Relief”) be applicable to (i) each Fund, (ii) any registered open-end management investment company and any of its series that is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser and that, pursuant to a separate order of the Securities and Exchange Commission (the “Commission”), in general terms, operates as an exchange-traded fund that utilizes active management investment strategies (each, an “Actively

1
All entities that currently intend to rely on the Order are named as Applicants.  For the purposes of the requested Order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Managed Fund” and collectively, the “Actively Managed Funds”; the Funds and the Actively Managed Funds are referred to collectively as the “Underlying Funds” and individually as an “Underlying Fund”), (iii) “Acquiring Funds” as defined immediately below, and (iv) any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act,” and such brokers or dealers, “Brokers”), selling Shares or shares of an Actively Managed Fund (Shares and shares of Actively Managed Funds are referred to collectively as “Underlying Fund Shares”) to Acquiring Funds.  The Order, if granted, would permit registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(l)(G)(ii) of the Act, as the Underlying Funds, to acquire Underlying Fund Shares beyond the limits of Section 12(d)(l)(A) of the Act.  (Such management companies are referred to herein as the “Acquiring Management Companies,” such UITs are referred to herein as “Acquiring Trusts,” and are collectively referred to herein as the “Acquiring Funds.”)  The requested exemptions would also permit each Underlying Fund and/or a Broker to sell Underlying Fund Shares to an Acquiring Fund beyond the limits of Section 12(d)(l)(B).  In addition, Applicants request relief from Sections 17(a)(1) and 17(a)(2) (also, the “Order”) to permit each Underlying Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Acquiring Fund to sell its Underlying Fund Shares to, and redeem its Underlying Fund Shares from, an Acquiring Fund and to engage in the accompanying transactions.  An Acquiring Fund may rely on the requested Order, if granted, only to invest in the Underlying Funds and not in any other registered investment company.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of the Initial Fund (as defined below) and Future Funds and that the proposed transactions are consistent with the general purposes of the Act.

The relief described in this Sub-Section 1.A will be collectively referred to as the “Relief.” The Relief requested in this Application relates to the initial series of the Company (“Initial Fund”) identified in Exhibit A to this Application, whose performance will correspond generally to the price and yield performance, before fees and expenses, of an International Equity Index (as defined below).  In the future, the Adviser intends to create additional series that are not described or identified in Exhibit A.  Each Future Fund will be advised by the Adviser, or an entity controlling, controlled by or under common control with the Adviser, and seek investment returns that correspond to the price and yield performance of an Underlying Index (as defined below).  Any Future Fund or other entity relying on any Order granted pursuant to this Application will comply with the terms and conditions stated in this Application.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

The requested Relief is very similar to the relief granted by the Commission to other open-end management investment companies including:  Arrow Funds Trust, Rydex ETF Trust, Fidelity Commonwealth Trust, iShares Trust and Select Sector SPDRs Trust (collectively, the

“Management Companies”) pursuant to their respective applications for exemptive relief (“Prior Management Company Orders”).2

The relief requested herein is also substantially similar to that granted by the Commission to certain UITs: the BLDRS Index Funds Trust (“BLDRS”), Nasdaq-100 Trust, Series 1 (“QQQQs”), Diamonds Trust (“DIAMONDS”), MidCap SPDR Trust, Series 1 (“MidCap SPDRs”), and the SPDR Trust, Series I, (“SPDR Trust”) (“Prior UIT Orders”).3  The Prior UIT Orders and the Prior Management Company Orders are collectively referred to herein as the “Prior Orders.”  The Management Companies and the UITs that have received Prior Orders are collectively referred to herein as the “Prior ETFs.”

II.Background

A.	The Company

The Company is organized as a Delaware limited liability company and intends to register under the Act as an open-end management investment company.4  Millington Securities, Inc. serves as the sole Member of the Company (the “Member”).  The Company will be authorized to offer an unlimited number of series (each such series will be a Fund). The Funds

2
Arrow Investment Advisers, LLC, et al., Investment Company Act Release No. 28910 (September 22, 2009) (the “Arrow Order”); Fidelity Commonwealth Trust, et al., Investment Company Act Release No. 26178 (September 12, 2003) (the “Fidelity Trust Order”); Rydex ETF Trust, et al., Investment Company Act Release No. 25970 (March 25, 2003) (the “Rydex Order”); Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000) (the “iShares Order”); and Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998) (the “Select Sector SPDRs Order”).

3
In the Matter of BLDRS Index Funds Trust, et al., Investment Company Act Release Nos. 27768 (March 21, 2007) and 25797 (November 8, 2002) (the “BLDRS Orders”); In the Matter of Nasdaq-100 Trust, et al. Investment Company Act Release No. 23702 (February 22, 1999) (the “Nasdaq-100 Trust Order”); In the Matter of Diamonds Trust, et al., Investment Company Act Release No. 22979 (December 30, 1997) (the “Diamonds Order”); In the Matter of MidCap SPDR Trust, Series 1, et al., Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap Order”); and In the Matter of SPDR Trust Series 1, et al., Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”).

4	As of the date of the filing of this Application, the Company has not yet registered under the Act as an open-end management investment company.

will offer and sell securities pursuant to a registration statement on Form N-1A (“Registration Statement”) to be filed with the Commission under the Act and the Securities Act of 1933, as amended (the “Securities Act”).5   Each Fund will be diversified or non-diversified and operate pursuant to the terms and conditions stated in the Application.  Each Fund will consist of a portfolio of securities (“Portfolio Securities”) selected to correspond generally to the price and yield performance, before fees and expenses, of a specified index consisting solely of equity and/or fixed income securities (each such index is an “Underlying Index” or “Index”).  The Applicants request that any order issued apply to the Initial Fund and any Future Fund, all of which will operate pursuant to the terms and conditions stated in this Application.  Each Fund will be advised by the Adviser, or an entity controlled by or under common control with the Adviser.

An Index that consists of or includes foreign equity securities is referred to as an “International Equity Index.”  The Initial Fund is expected to be based on the International Equity Index described in Exhibit A (the “Initial Index”).  Future Funds may be based on future International Equity Indices (collectively, these Funds are the “International Equity Funds”).  Future Funds may also be based on Indices of international equity and fixed income securities (“Blended International Indices”) and Indices of international fixed income securities (“International Fixed Income Indices”) (collectively, the Blended International Indices, International Equity Indices and International Fixed Income Indices are “International Indices”; the International Equity Funds and any Future Fund based on Blended International Indices or International Fixed Income Indices are the “International Funds”; the International Funds that invest in both fixed income and equity securities are “Blended International Funds”; and the

5	As of the date of the filing of this Application, the Company has not yet filed a Registration Statement.

International Funds that invest primarily in fixed income securities are “International Fixed Income Funds”).

Other Future Funds may be based on Indices of domestic equity securities (“Domestic Equity Indices”), Indices of domestic fixed income securities (“Domestic Fixed Income Indices”), or a blend of Domestic Equity Indices and Domestic Fixed Income Indices (“Blended Domestic Indices”) (collectively, the Domestic Equity Indices, Domestic Fixed Income Indices and Blended Domestic Indices are the “Domestic Indices”; Future Funds based on Domestic Indices are the “Domestic Funds”; the Domestic Funds that invest in equity securities are “Domestic Equity Funds”; and the Domestic Funds that invest in fixed income securities are “Domestic Fixed Income Funds”).

The International Equity Funds and the Domestic Equity Funds are the “Equity Funds”.  The International Fixed Income Funds and the Domestic Fixed Income Funds are the “Fixed Income Funds”.  The Blended International Indices and the Blended Domestic Indices are “Blended Indices”, and Future Funds based on Blended Indices are the “Blended Funds”, as further described herein.6  In each case where “Equity Fund” or “Fixed Income Fund” is used, this includes the portion of a Blended Fund that invests in equity or fixed income securities.  All existing Funds that currently intend to rely on the Order are named as Applicants.

Each Fund intends to qualify as a “regulated investment company” (a “RIC”) under the Internal Revenue Code (the “Code”).

Each Fund will be entitled to use its Underlying Index pursuant to a licensing agreement with the entity that creates, compiles, sponsors, or maintains the Underlying Index (“Index Provider”) or pursuant to a sub-licensing arrangement with the Adviser, which will enter into a

6
The component securities of an Underlying Index are referred to as “Component Securities.” For purposes of this Application, the Component Securities of Domestic Indices are those that principally trade in the U.S.  All or a portion of the Component Securities of International Indices will principally trade in a market other than the U.S.

licensing agreement with the relevant Index Provider.  An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities.  In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of Component Securities, the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (January 13, 2009) (the “Form N-1A Amending Release”).

B.	The Adviser

The Adviser or an entity controlling, controlled by or under common control with the Adviser will be the investment adviser to the Funds.  The Adviser is an Illinois corporation, with its principal office located at 222 South Mill Street, Naperville, IL 60540.  The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”).  The Adviser may enter into sub-advisory agreements with investment advisers to act as subadvisers with respect to a Fund, if warranted.  Any subadviser to the Company or a Fund will be registered under the Advisers Act and will not otherwise be affiliated (within the meaning of Section 2(a)(3) of the Act) with the Company or a Fund (each a “Subadviser” and, collectively, the “Subadvisers”).

The Adviser, subject to the oversight and authority of the board of directors or trustees of the Company (the “Board”), will implement each Fund’s investment program and oversee the day-to-day portfolio activities of each Fund.7  If the Adviser engages a Subadviser, the Adviser

7
 Where appropriate, references and representations pertaining to the Company should be read to include any registered open-end management investment company that operates as, or whose series operates as, a Future Fund.

will develop the overall investment program for each Fund and oversee the Subadviser’s activities.  The Subadviser’s role will be the same, regardless of whether a Fund uses a replication or representative sampling strategy, as discussed herein.

The Adviser will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund.

Applicants note that affiliates of the Adviser or any Subadviser may be hired to provide other services, such as administration, custody, distribution, or transfer agency services, to the Funds, subject to the Board’s approval.

C.	The Underlying Indices

The Initial Index is described in Exhibit A.  No Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Company or a Fund, a promoter, the Adviser, a Subadviser, or the Distributor (as defined below).   The Adviser will obtain any necessary licensing arrangements with the Index Provider to offer the Shares, to the extent such licensing arrangements are legally required, have already been entered into or will be in effect at the time secondary market trading of such Shares commences.

D.	The Distributor

Millington Securities, Inc., a broker-dealer registered under the Exchange Act, or another entity that is a broker-dealer registered under the Exchange Act, will initially act as the distributor and principal underwriter of the Creation Unit Aggregations of Shares (the “Distributor”).  The Distributor will distribute Shares on an agency basis.  (See below for a discussion of the Distributor’s role and duties.)  The Distributor will not be affiliated with any

Exchange or any Index Provider.  The Distributor will comply with the terms and conditions of the Application.  Applicants request that the Order also apply to any future Distributor that complies with the terms and conditions of the Application.

III.Applicants’ Proposal

A.	Operation of the Funds

1.Capital Structure and Voting Rights; Book-Entry
The Company and the Funds will be overseen by the Board, which will satisfy the requirements of Section 10 of the Act.  Beneficial Owners of a Fund, as defined below, will have one vote per Share with respect to matters for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and relevant State law.  Shares will be registered in book-entry form only. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interest referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g., brokers, banks, trust companies, and other financial institutions) (“DTC Participants”).  Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants.  Beneficial Owners of Shares will receive all of the notices, statements, shareholder reports and other communications required under the Act and other applicable laws.  No Beneficial Owner shall have the right to receive a certificate representing Shares.  Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at the Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.

2.Investment Objectives
The investment objective of each Fund will be to provide investment returns that closely correspond to the price and yield performance, before fees and expenses, of its Underlying Index.  In seeking to achieve the respective investment objective of each Fund, the Adviser and/or Subadviser may utilize a “replication” strategy (as described below), or a “representative sampling” strategy to track its Underlying Index.  Using the representative sampling strategy, the Adviser or Subadviser will select each security for inclusion in the Fund’s portfolio to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund’s Underlying Index, taken in its entirety.  If representative sampling is used, a Fund will not be expected to track its Underlying Index with the same degree of accuracy as a Fund employing the replication strategy.  A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index.  A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index.  This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid.  From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index or to maintain RIC compliance.  Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than five percent (5%), net of fees and expenses.

Each Fund will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index, or in the case of Fixed Income Funds, in the Component Securities of its respective Underlying Index and TBA transactions (as defined below) representing Component Securities, and in the case of

International Funds, in Component Securities and Depositary Receipts (as defined below) representing such Component Securities.  Each Fund may also invest up to 20% of its assets in certain futures, options, options on futures, and swap contracts, cash and cash equivalents, other investment companies,8 as well as in securities not included in its Underlying Index but which the Adviser believes will help the Fund track its Underlying Index.

The Funds may invest in “Depositary Receipts.”  Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.9  A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

8
Each Fund is permitted to invest in shares of other exchange-traded funds (“ETFs”) (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, Registration Statement, and any applicable investment restrictions.  Such investments would be made within the limits of Section 12(d)(l) of the Act including the rules and regulations thereunder and would be made through purchases of shares in the secondary market or through receipt of shares as part of the Deposit Securities contributed to a Fund through the in-kind purchase of one or more Creation Unit Aggregations.  A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the Portfolio Securities, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index.  For example, a Fund might invest in shares of a single ETF instead of shares of one or more Component Securities in its Underlying Index.  The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of Portfolio Securities is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets.  The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to Component Securities in its Underlying Index through its investment in a single ETF holding similar securities.  A Fund that invests in other investment companies would not be available for purchase by an Acquiring Fund.

9
Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).  With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  The ADR is registered under the Securities Act on Form F-6.  ADR trades occur either on an Exchange or off-exchange.  FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis.  With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.  All GDRs are sponsored and trade on a foreign exchange.  No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

3.Listing and Trading
Each Fund intends to submit an application to list its Shares on an Exchange.  The Distributor will serve as principal underwriter only of the Creation Unit Aggregations of Shares.  The principal secondary market for the Shares will be the Exchange on which they are primarily listed, as applicable (the “Primary Listing Exchange”).  The Exchange on which a Fund is listed will not be an affiliated person of any Fund, Adviser, or Distributor.  The Distributor will not maintain a secondary market in Shares.    Shares traded on the Primary Listing Exchange or other Exchange will be traded in a manner similar to Prior ETFs and it is expected that one or more Exchange member firms will be designated to act as a Market Maker (as described below) and maintain a market for the Shares trading on the Primary Listing Exchange or such other Exchange.10  No Market Maker for Shares of a Fund will be an affiliated person, or an affiliated person of an affiliated person, of the Fund, except potentially under Section 2(a)(3)(A) or (C) of the Act solely due to ownership of Shares, as described below.  Shares may also be cross-listed on one or more foreign securities markets.

B.	Purchases and Redemptions of Shares and Creation Unit Aggregations

Each Fund will offer, issue and sell Shares of each Fund to investors only in Creation Unit Aggregations through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received.  The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each “Business Day,” which is defined to include any day that the Company is open for business as required by Section 22(e) of the Act.  The Funds will sell and redeem Creation Unit Aggregations of each Fund only on a Business Day.  Applicants anticipate that the

10
If Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as market maker (“Market Maker”).  On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares.  However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.

price of a Share will range from $25 to $250, and that the price of one Creation Unit Aggregation will range from $1,000,000 to $10,000,000.

Shares will be listed and traded on an Exchange in the same manner as other equity securities.  The price of Shares trading on an Exchange will based on a current bid-offer market.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  Purchases and sales of Shares on an Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of Shares by means of bids and offers in the secondary market is not novel.  This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance.  The price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to continually purchase or redeem Creation Unit Aggregations at net asset value, which should ensure that Shares similarly do not trade at a material premium or discount in relation to NAV.

1.Placement of Orders to Purchase Creation Unit Aggregations

a.General.
Purchasers of Shares in Creation Unit Aggregations may hold such Fund Shares or may sell such Fund Shares into the secondary market.  Applicants have determined that purchases and redemptions of Creation Unit Aggregations will be made generally by means of an in-kind tender of specified securities (referred to as “Deposit Securities” for purposes of purchases, and referred to as “Redemption Securities” for purposes of redemptions), with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein.11  Deposit Securities and Redemption Securities either (a) will correspond pro rata to the

11
The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities

Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Redemption Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants (as defined below) on a given Business Day.  In either case, a basket of Deposit Securities and a basket of Redemption Securities (and a true pro rata slice of the Portfolio Securities) may differ solely to the extent necessary (a) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots, or (c) for temporary periods, to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index.  A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

This in-kind approach will minimize the need to liquidate Portfolio Securities to meet redemptions of Creation Unit Aggregations and would permit each Fund to more closely achieve the desired correlation to its Underlying Index.  However, in some circumstances it may not be practicable or convenient to operate on an in-kind basis exclusively.  In addition, over time, the Company or a Fund may conclude that operating on an exclusively in-kind basis for one or more Funds may present operational problems for such Funds.  Therefore, the Company or a Fund may permit, in its discretion, with respect to one or more Funds, under certain circumstances, an in-kind purchaser to substitute cash-in-lieu of depositing some or all of the requisite Deposit Securities.  Substitution of cash might be permitted or required, for example, in circumstances where one or more Deposit Securities may not be available in the quantity needed to make a eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

Creation Deposit (defined below), may not be eligible for transfer through either the NSCC Clearing Process or DTC Process (each defined below), may not be eligible for trading by an Authorized Participant (defined below) or the investor on whose behalf the Authorized Participant is acting.  In the case of Blended Funds and International Funds, one or more Deposit Securities may not be eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances.  Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of a Creation Deposit are expected to be immaterial, and in any event the Adviser may adjust the relevant Transaction Fee (defined below) to ensure that the Fund collects the extra expense from the purchaser.

The Underlying Indices may include U.S. government agency mortgage pass-through securities.12  The Funds may seek to track the performance of this portion of the Underlying Index by investing in TBA transactions (as described below) on such U.S. government agency mortgage pass-through securities.  The vast majority of mortgage pools are traded using “to-be-announced” or “TBA transactions.”  A “TBA transaction” is a method of trading mortgage-backed securities.  In a TBA transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to the settlement date.  The Company intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security of a Fund that is a TBA transaction.  The amount of substituted cash in the case of TBA transactions

12
As used herein, the term “U.S. government agency mortgage pass-through security” refers to a category of pass-through securities backed by pools of mortgages and issued by one of several U.S. government-sponsored enterprises: the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”) or Federal Home Loan Mortgage Corporation (“FHLMC”).  In the basic pass-through structure, mortgages with similar issuer, term and coupon characteristics are collected and aggregated into a pool.  The pool is assigned a CUSIP number and undivided interests in the pool are traded and sold as pass-through securities. The holder of the security is entitled to a pro rata share of principal and interest payments (including unscheduled prepayments) from the pool of mortgage loans.  The portion of the Underlying Index representing the mortgage pass-through segment of the U.S. investment grade bond market is comprised of multiple pools of mortgage pass-through securities.

will be equivalent to the value of the TBA transaction listed as a Deposit Security or Redemption Security.

In order for the Company to preserve maximum efficiency and flexibility, the Company also reserves the right to determine in the future that Shares of one or more Funds may be purchased in Creation Unit Aggregations on a cash-only basis.  The decision to permit cash-only purchases of Creation Unit Aggregations, to the extent such a decision is made, would be made if the Company and the Adviser believed such method would substantially minimize the Company’s transactional costs or would enhance the Company’s operational efficiencies.  This would likely happen only in limited circumstances.  For example, on days when a substantial rebalancing of a Fund’s portfolio is required, it might be preferable for the Fund to receive cash rather than in-kind securities so that it has the liquid resources at hand to make the necessary purchases.  If a Fund were to receive in-kind securities on such a day, it may have to sell many of the securities received and acquire new securities to properly track its Underlying Index, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Unit Aggregations in cash.

All orders to purchase Creation Unit Aggregations must be placed with the Distributor by or through an “Authorized Participant,” which is either:  (1) a “participating party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case, has executed an agreement with the Distributor (“Participant Agreement”).  Investors may obtain a list of Authorized Participants from the Distributor.  An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

b.NSCC Clearing Process, DTC Process and Process for the Funds
Purchase orders for creations and redemptions of each Fund’s Creation Unit Aggregations will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below.13  For Blended Funds, the clearance and settlement of each Blended Fund’s Creation Unit Aggregations will depend on the nature of the security, consistent with the processes discussed below.

For Domestic Equity Funds, the enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC.  The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities, such as Domestic Equity Fund Shares.  The enhanced clearing process (the “NSCC Clearing Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit.  By contrast, the manual clearing process (the “DTC Process”), which is available to all DTC participants, involves a manual line-by-line movement of each securities position.  Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC will charge a Fund more than NSCC to manually settle a purchase or redemption of Creation Unit Aggregations.

For  International Equity Funds, the purchase of a Creation Unit Aggregation will operate as follows.  Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the custodian.  The custodian will then inform the appropriate subcustodians.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Securities (or the cash value of all

13	Settlement and clearing of foreign equity securities presently cannot be made using either the NSCC Clearing Process or the DTC Process. This is true for current ETFs which hold foreign securities.

or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund.  Deposit Securities must be delivered to the accounts maintained at the applicable subcustodians.  The subcustodians will confirm to the custodian that the required securities and/or cash have been delivered, and the custodian will notify the Adviser and Distributor.  The Distributor will then furnish the purchaser with a confirmation and a current prospectus (“Prospectus”).

Except as described below, Shares and Deposit Securities of the Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of the Equity Funds.  The Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.  Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System.  Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.  The Shares will settle through the DTC.  The custodian will monitor the movement of the underlying Deposit Securities or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly.  The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Company on behalf of each Fixed Income Fund.14  Applicants do not believe

14
Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis.  Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date.  As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value on portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable.  Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest the issuance and settlement of Creation Unit Aggregations in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Domestic Fixed Income Shares and International Fixed Income Shares.

Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee (“Transaction Fee”) on investors purchasing or redeeming Creation Unit Aggregations.  For this reason, investors purchasing or redeeming through the DTC process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.

c.Transaction Fees
The Transaction Fees will be borne only by purchasers and redeemers of Creation Unit Aggregations and will be limited to amounts that have been determined by the Adviser to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when investors purchase or redeem Creation Unit Aggregations.15  The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Unit Aggregations.16  Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Securities.  Variations in the Transaction Fee may be imposed from time to time.

and coupon payments.  Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds.  The Market Makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

15	In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

16
Where a Fund permits an in-kind purchaser to deposit cash-in-lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Securities.

d.Timing and Transmission of Purchase Orders
All orders to purchase Creation Unit Aggregations, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.

The Distributor will transmit all purchase orders to the relevant Fund.  The Fund and/or the Distributor may reject any order that is not in proper form.  After a Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser.  The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders.  The Distributor also will maintain records of purchase orders, confirmations of purchase orders and the instructions given to the applicable Fund to implement delivery of its Shares.

A Creation Unit Aggregation of a Fund will not be issued until the transfer of good title to the Company of the Deposit Securities and the payment of any cash portion of the purchase price have been completed.  Notwithstanding the foregoing, to the extent contemplated by Participant Agreement, Creation Unit Aggregations will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Securities and cash payment have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral.  The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Company of purchasing such securities and the value of the collateral.

2.Payment for Creation Unit Aggregations

a.General
Persons purchasing Creation Unit Aggregations from a Fund must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Adviser (the “Cash Amount”), plus the applicable Transaction Fee.  The Deposit Securities and the Cash Amount collectively are referred to as the “Creation Deposit.”  The Cash Amount is a cash payment designed to ensure that the net asset value of a Creation Deposit is identical to the net asset value of the Creation Unit Aggregation it is used to purchase.17

The Adviser or the Subadviser will make available through NSCC or the Distributor on each Business Day, prior to the opening of trading on the Primary Listing Exchange (expected to be 9:30 a.m. ET), a list of securities and the required number of shares of each Deposit Security to be included in the Creation Deposit for each Fund.18  That Creation Deposit will apply to all purchases of Creation Unit Aggregations until a new Creation Deposit composition is announced.  The Adviser or Subadviser also will make available on a daily basis information about the previous day’s Cash Amount.  The Adviser or Subadviser will make this information

17
If the market value of the Deposit Securities is greater than the net asset value of a Creation Unit Aggregation, then the Cash Amount will be a negative number, in which case the Cash Amount will be paid by the Fund to the purchaser, rather than vice-versa.

18
Personnel of the Adviser and Subadviser, if any, who are responsible for the designation and dissemination of the Deposit Securities or Redemption Securities will be prohibited from communicating any changes in either basket to other personnel within their organizations, any affiliates, or other unauthorized individuals or organizations until after such changes have been publicly disclosed.  Also, in reviewing the policies and procedures of any Subadviser pursuant to Rule 38a-1 under the Act, Applicants will seek to ensure that the policies and procedures of the Subadviser are consistent with the foregoing.  The Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1.  In addition, the Adviser and the Subadviser, as required under Section 204A of the Advisers Act, will have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser or the Subadviser or any associated person.  Any Subadviser to a Fund will be required to adopt and maintain a similar code of ethics and/or insider trading and similar policies and procedures.

available through NSCC or the Distributor along with the information about the Deposit Securities.

b.Domestic Funds
For purchases of Funds utilizing the in-kind process, Creation Deposits placed using the DTC Process must be delivered through an Authorized Participant.  Authorized Participants wishing to place an order creating Creation Unit Aggregations to be effected using the DTC Process must state that they are not using the NSCC Process and that the creation of Creation Unit Aggregations will instead be effected through a transfer of securities and cash.  The Creation Deposit transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Fund on the contract settlement date.  The cash equal to the Cash Amount must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund on the contract settlement date.  An order to create Creation Unit Aggregations using the DTC Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the NAV Calculation Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed.  However, if the Fund does not receive both the requisite Deposit Securities and the Cash Amount in a timely fashion on the contract settlement date, such order will be canceled.  Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using the Creation Deposit for that Business Day.  The delivery of Creation Unit Aggregations purchased through the DTC Process will occur within the normal settlement cycle, currently no later than the third (3rd) Business Day following the day on which the creation order is deemed received by the Distributor.

c.International Funds
The purchase of a Creation Unit Aggregation of an International Fund will operate as follows.  Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and custodian.  The custodian will then inform the appropriate subcustodians.  The Authorized Participant will deliver to the appropriate subcustodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund.  Deposit Securities must be delivered to the accounts maintained at the applicable subcustodians.

In the case of each of the Domestic Funds and the International Funds, the securities and the number of shares of the Deposit Securities required for the Creation Deposit for each Fund will change as rebalancing adjustments and corporate action events, among other reasons for change, are reflected from time to time by the Adviser or Subadviser in light of the investment objective of such Fund.  The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index.

Applicants reserve the right to permit or require a purchasing investor to substitute an amount of cash to replace any prescribed Deposit Security.19  Substitution of cash might be permitted or required, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Creation Deposit; (2) may not be eligible for transfer through the NSCC Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.  Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the

19
In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Unit Aggregations through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.

Creation Deposit are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

3.Redemption of Creation Unit Aggregations
Just as Shares can be purchased from a Fund only in Creation Unit Aggregations, such Shares similarly may be redeemed only if tendered in Creation Unit Aggregations (except in the event the Fund is liquidated).  To redeem, an investor must accumulate enough Shares to constitute a Creation Unit Aggregation.  Redemption requests must be placed by or through an Authorized Participant.  As required by law, redemption requests in good order will receive the NAV next determined after the request is received.  The Company expects to have the right to make redemption payments in respect of a Fund in cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit Aggregation basis equals the NAV times the appropriate number of Shares of such Fund and the redemptions are on the same terms for all investors.  Applicants currently contemplate that Creation Unit Aggregations of each Fund will be redeemed principally in-kind (together with a Cash Amount), except in certain circumstances in which Creation Unit Aggregations may be redeemed all or in part for cash.

When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Unit Aggregations from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the underlying Portfolio Securities from the Fund to the entity placing the redemption request.  The DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio Securities and Shares.  Therefore, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Security.  Transmission of the Cash Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers)

must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system.

For International Funds, a redemption request will not be made through DTC.  Creation Unit Aggregations of each Fund will be redeemed principally in-kind, except in certain circumstances.  However, the Fund has the right to make redemption payments in cash, in kind, or a combination of each, provided that the value of its redemption payments equals the NAV of the Shares tendered for redemption.  The Fund may make redemptions partly or wholly in cash-in-lieu of transferring one or more of its Portfolio Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted due to unusual circumstances.  This could happen if the redeeming investor is unable, by law or policy, to own a particular security.  For example, a foreign country’s regulations may restrict or prohibit a redeeming investor from holding shares of a particular issuer located in that country.  The Adviser may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.

To the extent a Fund utilizes in-kind redemptions, Shares in Creation Unit Aggregations will be redeemable on any Business Day for the Redemption Securities.  Applicants expect that the Redemption Securities received by a redeeming investor will be the same as the Deposit Securities required of investors purchasing Creation Unit Aggregations on the same day and that any differences between Redemption Securities and Deposit Securities will be limited to the circumstances described in the first paragraph of Section III.B.1.a above.  Depending on whether the NAV of a Creation Unit Aggregation is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit Aggregation will either receive from or pay to the Fund, a balancing Cash Amount.  The Redemption Securities and Cash Amount together are referred to as the “Redemption Basket.”  The redeeming investor also must pay to the Fund a Transaction Fee.  The Adviser or Subadviser will publish daily the list of Redemption Securities.

A Fund may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted.20  This could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security.  For example, a redeeming investor may be an investment-banking firm or broker-dealer restricted from holding shares of a company whose securities it recently underwrote.21

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain International Funds.

4.Pricing of Shares
The secondary market price of Shares trading on an Exchange will be based on a current bid/offer market.  The secondary market price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, although the Applicants believe that the market value of Shares primarily will rise or fall based on changes in the current value of the Portfolio Securities held by the Fund.  Shares, available for purchase or sale on an intra-day basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.  Therefore, prices on an Exchange may be below, at, or above the most recently calculated NAV of such Shares.  No secondary sales will be made to Brokers at a concession by the Distributor or

20	A Fund also may decide, on any given day, to provide all redeeming shareholders with cash proceeds, rather than a prescribed basket of securities, if doing so would benefit the Fund and its investors.

21	If a redeeming investor receives cash-in-lieu of one or more Redemption Securities, the investor will be required to use the DTC Process rather than the NSCC Process.

by a Fund.  Transactions involving the purchases or sales of Shares on an Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Cash Amount, will be key features of the Company particularly attractive to certain types of investors.  The pricing of Shares by means of bids and offers on an Exchange would be similar to the pricing of shares of many other ETFs.

C.	Applicability to Funds

The Applicants have described in Exhibit A to this Application the Underlying Index on which the Initial Fund is expected to be based and for which the Relief is requested.  In the future, the Company may offer new Shares of Future Funds that seek to match the performance of other Underlying Indices.  The requested Order would permit the introduction of Funds that (1) are advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser; (2) track Underlying Indices that are created, compiled, sponsored and maintained by any person who is not an affiliated person, or an affiliated person of an affiliated person, of the Adviser, the Distributor, the Company, a Fund, promoter or any Subadviser; and (3) comply with the respective terms and conditions of the Order.22

Each Fund will always have a fixed number of Shares in a Creation Unit Aggregation.23  As discussed above, Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities.

22
Each Future Fund would remain fully subject to the requirements of the Exchange Act and to any applicable listing standards or individualized listing approvals required under Rule 19b-4 under the Exchange Act, but the listing process under the Exchange Act would not affect the exemptive relief under the Act.

23
Applicants expect the Initial Fund to issue Creation Unit Aggregations of 100,000 Shares and to set initial NAV at $100 per Share on the first day of trading on the relevant Primary Listing Exchange.  The Creation Unit Aggregation net asset value on such day would be $10,000,000.

D.	Likely Purchasers of Shares

Applicants believe that there will be four main types of market participants interested in buying and selling Shares in Creation Unit Aggregations:

●
institutional investors who wish to keep a portion of their portfolio indexed to one or more Underlying Indices, and who choose Shares because they are a cost effective means to do so and/or because they can be bought and sold intra-day, unlike most investment company securities;

●
arbitrageurs (which could include institutional investors) and liquidity suppliers who seek to profit from any slight premium or discount in the market price of individual Shares on the Exchange versus the NAV of those Shares;

●
Authorized Participants (including Market Makers) who may from time to time find it appropriate to purchase or redeem Creation Unit Aggregations in connection with their market-making activities on an Exchange; and

●	institutional investors who purchase Creation Unit Aggregations and break them down into the constituent Shares and sell those Shares directly to individual investors.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors for whom such Shares provide a useful, low investment minimum exchange-traded mechanism for investing in the Underlying Index.

E.	Third Party Broker-Dealer Issues; Disclosure Documents

Because new Shares may be issued on an ongoing basis, a “distribution” of Shares could be occurring at any time.  A Broker and/or its client may be deemed a statutory underwriter if it purchases Creation Unit Aggregations from a Fund, breaks them down into the constituent Shares, and sells those Shares directly to customers, or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.  Brokers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act,  would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act.

The Distributor will coordinate the production and distribution of Prospectuses to Brokers.  It will be the responsibility of the Brokers to provide a Prospectus for every secondary market purchase of Shares.  The Funds will provide semi-annual and annual reports to DTC Participants for distribution to Beneficial Owners.  Each Fund’s Registration Statement will conform to the requirements of Form N-1A under the Act.24

F.	Sales and Marketing Materials

The Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Company and its Funds on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.”

Although the Company is classified and registered under the Act as an open-end management investment company, neither the Company nor any individual Fund will be marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund.  Instead, the Trust will be marketed as an “exchange-traded fund.”  To that end, the designation of the Company and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Company and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”).  All marketing materials that describe the features or method of obtaining, buying or selling Creation Unit Aggregations, or Shares being listed and traded on an Exchange or refer to redeemability, will prominently disclose that Shares are not individually redeemable

24	Form N-1A was recently amended to include certain disclosure obligations applicable to ETFs. See Form N-1A Amending Release.

shares and will disclose that the owners of Shares may acquire those Shares from the Fund or tender such Shares for redemption to the Fund only in Creation Unit Aggregations.  This type of disclosure will be provided in the shareholder reports and investor educational materials issued or circulated in connection with Shares.

G.	Availability of Information Regarding Shares and Underlying Indices

1.Equity Funds
In addition to the list of names and amounts of each security constituting the current Deposit Securities of the Creation Deposit, it is intended that, on each Business Day, the Cash Amount effective as of the previous Business Day, per each outstanding Share, will be made available, if applicable.  Neither the Company nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.  In addition, the following information will be disseminated:  (i) continuously throughout the regular trading hours on the Primary Listing Exchange (anticipated to be 9:30 a.m.  to 4:00 p.m. ET) the market value of Shares by the Primary Listing Exchange over the “Consolidated Tape” and (ii) every 15 seconds throughout such regular trading hours, the estimated intra-day NAV of Shares (which estimate will include the previous day’s Cash Amount).  Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.25  The intra-day value of each Index, based on the market price of its Component Securities, will be updated and disseminated

25
The Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Index Dissemination Service data feed.  This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg, and Standard & Poor’s Comstock.

every 15 seconds over the Consolidated Tape and may also be disseminated through organizations authorized by the Index Provider each Business Day.26

These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the regular trading hours through the Consolidated Tape, Consolidated Quote Association or by organizations authorized by the Index Provider.  In addition, the Index Provider will disseminate over the Consolidated Tape or these organizations’ values for each Underlying Index once each trading day, based on closing prices of the securities in such Indices.

Each Fund will make available on a daily basis through NSCC the names and required number of Shares of each of the Deposit Securities in a Creation Deposit, as well as information regarding the Cash Amount.  The NAV for each Fund will be calculated and disseminated daily.  The website for the Funds (the “Website”), which will be publicly accessible at no charge, will contain on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the bid-ask spread at the time of calculation of the NAV (the “Bid-Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.  Also, Applicants expect that an Exchange will disseminate a variety of data with respect to each Fund on a daily basis; information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid, Shares outstanding, estimated Cash Amount and total Cash Amount per Creation Unit Aggregation will be made available prior to the opening of the Exchange.

26
Applicants intend that all Underlying Index values will be updated and disseminated only during U.S. market hours.  The values of the Domestic Indices will be updated and disseminated every 15 seconds each Business Day throughout regular U.S. market hours.  As with international indices underlying existing ETFs, the value of each International Index will be updated and disseminated every 15 seconds each Business Day to reflect (i) changing market prices if there is any overlap between the normal market hours in the U.S. and the market(s) covered by such Index (otherwise closing or last-sale prices in the applicable non-U.S. market are used), and (ii) changing currency exchange rates.

As discussed above, the closing prices of the Funds’ Deposit Securities are readily available from, as applicable, the relevant markets, automated quotation systems, published or other public sources or on-line information services such as Bloomberg or Reuters.

2.Fixed Income Funds
Except as noted herein, Applicants expect that information regarding the Fixed Income Funds and their respective Underlying Indices will be made available exactly as described above.27

a.Calculation of Intra-day NAV
As with the equity securities held by the Funds, an estimated intra-day NAV will be calculated by an independent third party such as Bloomberg every 15 seconds during the Primary Listing Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Exchange.  The estimated NAV will be updated throughout the day to reflect changing bond prices using multiple prices from independent third party pricing sources.  Applicants represent (i) that the estimated NAV will be calculated by an independent third party; (ii) that the estimated NAV will be calculated using prices obtained from multiple independent third-party pricing sources throughout the day; and (iii) that the estimated NAV will be calculated in accordance with pre-determined criteria and set parameters so that an individual bond “price” based on an analysis of multiple pricing sources is obtained for each of the Deposit Securities.

Because all bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources.  The estimated NAV will be calculated by using a combination of:  (i) executed bond transactions as

27
The composition and return of each Underlying Index for a Fixed Income Fund will be calculated and disseminated once each Business Day at the end of the day.  The end-of-day values of any International Fixed Income Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

reported on the Trace Reporting and Compliance Engine (“TRACE” or the “TRACE System”) of the Financial Industry Regulatory Authority (“FINRA”); (ii) intra-day bond prices obtained directly from Brokers; and/or (iii) intra-day bond prices obtained from subscription services, such as Bloomberg.  For these purposes, “intra-day bond prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers.  “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems.  “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities.  “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

b.Availability of Intra-day Pricing and Other Information
As previously noted, one source of intra-day U.S. bond prices is the TRACE system.  The TRACE system reports executed prices on corporate bonds.  The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing.  TRACE reported prices are available on FINRA’s website on a “real time” basis (subject to a fifteen minute delay) and also are available by subscription from various information providers (e.g., Bloomberg).  In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE.  One obvious source of information for Authorized Participants is their own trading desks.  Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indices and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fixed Income Fund’s Deposit Securities and the reasonableness of such Fund’s estimated intra-day NAV using this information.  Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers.  Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.

End of day prices of each Fixed Income Fund’s Deposit Securities are readily available from published or other public sources, such as TRACE, or on-line client-based information services provided by major broker-dealers, IDC, Bridge, Bloomberg, and other pricing services commonly used by bond mutual funds and other institutional investors.

In addition to the available information described above, the Applicants note that shares of existing ETFs have been, and should continue to be, followed closely by many stock market and mutual fund professionals, as well as by major newspapers and magazines, that offer their analysis of why investors should purchase, avoid, hold or sell the shares of the various ETFs.  This should help to ensure not only that there is a large amount of data available about the Funds, including information about intra-day pricing, but also that such data is packaged, analyzed and widely disseminated to the investing public.

Because, as discussed above, information about the intra-day prices of the bonds in each Underlying Index is readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to make their own assessments of the intra-day value of each Fixed Income Fund’s Deposit Securities and such Fund’s estimated NAV and to use this information to take advantage of arbitrage opportunities.28

28
In the unusual event that the Adviser or any Subadviser determines there is not sufficient intra-day pricing information about a bond in an Underlying Index, the Adviser or any Subadviser would likely exclude the bond from the Fund’s Deposit Securities and, in accordance with the parameters set forth herein, would invest in bonds that are not included in the Underlying Index, but for which more pricing information is available.

H.	Dividend Reinvestment Service

The Company will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual Brokers may make a dividend reinvestment service available to their clients.

I.	Shareholder Transaction Expenses

No sales charges for purchases of Shares of any Fund will be imposed by the Fund or the Adviser.  As indicated above, each Fund may impose a Transaction Fee in connection with the purchase and redemption of Creation Unit Aggregations.  Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

J.	Shareholder Reports

With each distribution by a Fund, the Company will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share, as well as an annual notification as to the tax status of the Funds’ distributions.

Promptly after the end of each fiscal year, the Company, or each Fund, as applicable, will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report containing financial statements audited by independent public accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations.  Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.

IV.In Support of the Application

A.	Summary of the Application

1.Relief Relating to the Funds’ ETF Structure
Applicants seek an Order from the Commission permitting:  (1) the Funds to issue Shares that are redeemable in Creation Unit Aggregations only; (2) secondary market transactions in Shares at negotiated prices, rather than at the current offering price as described in the Fund’s Prospectus; (3) redemption of Shares beyond seven (7) calendar days in cases of certain International Funds which hold Portfolio Securities with a longer settlement period; and (4) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Unit Aggregations; all as more fully set forth below.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest.  Among other benefits, availability of Shares should: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Shares, a relatively low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indices more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in the U.S. market; attract capital to the U.S. equity market; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and may potentially provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.  As such, Applicants believe the Shares of the Company are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to a registered investment company and the purchase of securities from a registered investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction . . . , including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].

Deposit Securities and Redemption Securities for a Fund (except for permitted cash-in lieu amounts) will be the same, and in-kind purchases and redemptions will be on the same terms, for all purchasers and redeemers, respectively, regardless of the identity of the purchaser or redeemer, including whether the purchaser or redeemer is an affiliate.  In each case, Creation Unit Aggregations are sold and redeemed by the Company at their NAV.  The Creation Deposit for a Fund and the Redemption Basket are based on a standard applicable to all investors and valued in the same manner in all cases.  Such transactions do not involve “overreaching” by an affiliated person.  Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit Aggregations, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Company’s policies and that of each Fund as described herein and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.  The exemptions and Order requested are also substantially similar to those granted in the Prior Orders.

B.	Benefits of the Proposal

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock.  Trading in exchange-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend.  The popularity of current ETFs is ample testimony to the fact that this basket structure has proven attractive to investors.  Investors have also been drawn to the liquidity provided by many ETFs.  In contrast to traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on an Exchange and will trade throughout the Exchange’s regular trading hours.  The Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Unit Aggregations, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in sharp distinction to closed-end investment companies.  The continuous ability to purchase and redeem Shares in Creation Unit Aggregations also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

C.	The Product Does Not Raise Concerns

1.Structure and Operation of the Company and its Funds Compared to Current ETFs
Applicants assert that the arbitrage opportunities offered by the Company and its Funds will be similar to those offered by existing ETFs.  Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios.  The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV.

Although Shares are not yet listed on an Exchange29 and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs.  Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs.  Therefore, in light of the efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s portfolio.

2.Investor Uses and Benefits of Products
Applicants believe that the Company and the Funds will offer a variety of benefits that will appeal to individual and institutional investors alike.  Applicants assert that these will be

29
Applicants are not aware of any characteristics of a listing on Nasdaq or NYSE Arca that would cause Shares to operate or trade differently than if they were listed on another domestic Exchange.  Applicants do acknowledge that unlike the structure of most other domestic Exchanges where a Market Maker is contractually obligated to make a market in Shares and oversees trading in Shares, the Nasdaq and NYSE Arca trading systems allow numerous Market Makers who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis.  Applicants believe that the competition on Nasdaq and NYSE Arca among Market Makers, many of whom may be Authorized Participants, as defined below, engaging in arbitrage activities would result in a highly efficient and effective market for Shares.

identical or substantially similar to the benefits offered by current ETFs.  These benefits include flexibility, tradeability, availability and certainty of purchase price, and may include certain tax efficiencies.  Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Company and the Funds.  The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, Deposit Securities and Redemption Securities.  Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisors and broker dealers, among others, and will enhance general market knowledge about the Fund’s holdings as well as the performance of its Adviser and any Subadviser.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market.  Information about changes in an Index will be made available to all investors, large and small, at the same time.  Given that each Fund will be managed to replicate or closely track the total return of its Underlying Index, the Adviser will not have the latitude to change or specify certain Deposit Securities or Redemption Securities to favor an affiliate.

V.Request for ETF Relief

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)
Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.”  The term “redeemable security” is defined in Section 2(a)(32) of the Act as  “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Company could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer.  Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit Aggregation.  Because the redeemable Creation Unit Aggregation of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met.  In light of this possible analysis, Applicants request an order to permit the Company or a Fund to register as an open-end management investment company and issue Shares that are redeemable in Creation Unit Aggregations only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Unit Aggregations, it is expected that the market price of an individual Fund Share will not vary much from its NAV.

The Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act.

Creation Unit Aggregations will always be redeemable in accordance with the provisions of the Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit Aggregation for redemption.  Moreover, listing and trading on an

Exchange will afford all holders of Shares the benefit of intra-day liquidity.  Because Creation Unit Aggregations may always be purchased and redeemed at NAV (less certain transactional expenses), the price of individual Shares on the secondary market should not vary substantially from the NAV.  Also, each investor is entitled to purchase or redeem Creation Unit Aggregations rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit Aggregation may outweigh the benefits of redemption.

Applicants believe that the Company’s securities may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.  Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to the Company.  Applicants further believe that exempting the Company to permit the Company to register as an open-end investment company and issue redeemable Creation Unit Aggregations of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and accordingly, Applicants hereby request that the Application for an Order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and one or more Market Makers will maintain a market for such Shares.  The Shares will trade on and away from30 the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order.  The purchase and sale of Shares of a Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Primary Listing Exchange at prices based on a bid/offer market, rather than the NAV.  Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to

30	Consistent with Rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in Shares through the facilities of such Exchange.

prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.  See Protecting Investors:  A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares.  Secondary market transactions in Shares would not cause dilution for owners of such Shares, because such transactions do not directly involve Fund assets.  Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly.  Anyone may sell or acquire Shares of a Fund either by selling or purchasing them on an Exchange or by redeeming or creating a Creation Unit Aggregation of such Shares; therefore no dealer should have an advantage over any other dealer in the sale of such Shares.  Indeed, Applicants believe that the presence of a Market Maker on an Exchange will enhance liquidity.  In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV.  If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough of individual Shares of such Fund to constitute a Creation Unit Aggregation in order to redeem such Shares at NAV.  Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Unit Aggregations and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act.  Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Section 22(e)
The Applicants seek an Order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act to certain International Funds under the circumstances described below.31

Section 22(e) provides that, except under circumstances not relevant to this request:

no registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Unit Aggregations of the International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest.  Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday

31
Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-1 under the Exchange Act.  Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e).  Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each International Fund customarily clear and settle, but in all cases no later than fourteen (14) calendar days following the tender of a Creation Unit Aggregation.  With respect to Future Funds that are International Funds based on an International Index, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.  Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year will not exceed fourteen (14) calendar days for each International Fund requiring exemptive relief from the provisions of Section 22(e).  Of course, it is possible that the proclamation of new or special holidays,32 the treatment by market participants of certain days as “informal holidays”33 (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays or changes in local securities delivery practices,34 could affect the information set forth herein at some time in the future.  The

32
Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice.  Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.

33
A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice.  Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

34
Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995).  It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

statement of additional information (“SAI”) will identify those instances in a given year where, due to local holidays, more than seven (7) days, up to a maximum of fourteen (14) calendar days, will be needed to deliver redemption proceeds and will list such holidays.

Except as disclosed in the SAI for the International Funds for analogous dates in subsequent years, deliveries of redemption proceeds by the International Funds relating to those countries or regions are expected to be made within seven (7) days.

The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  The Applicants propose that allowing redemption payments for Creation Unit Aggregations of an International Fund to be made within a maximum of fourteen (14) calendar days would not be inconsistent with the spirit and intent of Section 22(e).  The Applicants suggest that a redemption payment occurring within fourteen (14) calendar days following a redemption request would adequately afford investor protection.

The Applicants desire to incorporate the creation and redemption mechanism for Creation Unit Aggregations of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Fund.  Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Unit Aggregations beyond those already generally in place in the relevant jurisdiction.  The Applicants believe that this approach may make creations and redemptions of Creation Unit Aggregations less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof.  As noted above, the Applicants may utilize in-kind redemptions (although as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be required in respect of certain International Funds).  Applicants are not seeking relief from Section 22(e) with respect to International Funds that do not effect creations or redemption of Creation Unit Aggregations in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to fourteen (14) calendar days following the date on which a request for redemption is received and in proper form.  Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Unit Aggregations and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected International Funds.

D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a) of the Act pursuant to Sections 6(c) and 17(b) of the Act to allow certain affiliated persons to effectuate purchases and redemptions in-kind.  Unless the Commission, upon application pursuant to Section 17(b) of the Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the Act, among other things, makes it unlawful:

for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with the trustee of a unit investment trust . . . by the depositor thereof.

Section 17(a)(2) of the Act makes it unlawful:

for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal … knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and, pursuant to Section 2(a)(3)(C) of the Act, “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as:

. . . the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.  Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the Act as well.  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

There exists a possibility that, with respect to one or more Funds and the Company, a large institutional investor could own more than 5% of a Fund or the Company, or in excess of 25% of the outstanding Shares of a Fund or the Company, making that investor a first-tier affiliate of each Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act.  In addition, there exists a possibility that, with respect to an Affiliated Fund, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such Affiliated Fund, making that investor a second-tier affiliate of a Fund.  For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in return for a Creation Unit Aggregation (an in-kind purchase).  Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption procedure with a Fund.  The Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of: (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Unit Aggregations.  Both the deposit procedures for in-kind purchases of Creation Unit Aggregations and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  There will be no discrimination between purchasers or redeemers.  Deposit Securities and Redemption Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Funds, and the valuation of the Deposit Securities and Redemption Securities will be made in the same manner, regardless of the identity or affiliation of the purchaser or redeemer.  Further, the Deposit Securities and Redemption Securities (except for permitted cash-in-lieu amounts) for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.  Any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Registration Statement.

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund to track closely its Underlying Index and, therefore, aid in achieving the Fund’s objectives.  Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act.  Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards.  The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund.  Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that:  (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI.Request for Section 12(D)(1) Relief

A.	Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)

1.General
Applicants respectfully request, pursuant to Section 12(d)(l)(J) of the Act, an exemption from Section 12(d)(l)(A) to permit the Acquiring Funds to acquire Underlying Fund Shares of the Underlying Funds beyond the limits of Section 12(d)(l)(A).  Pursuant to Section 12(d)(l)(J), Applicants also request an exemption from Section 12(d)(l)(B) to permit the Underlying Funds, their principal underwriters and Brokers to sell Underlying Fund Shares of the Underlying Funds to Acquiring Funds beyond the limits of Section 12(d)(l)(B).  In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit an Underlying Fund to sell its Underlying Fund Shares to, and redeem its Underlying Fund Shares from, an Acquiring Fund when the Underlying Fund is an affiliated person, or an affiliated person of an affiliated person, and to engage in the accompanying transactions.  Applicants believe that the 12(d)(l) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.The Acquiring Funds
As stated above, the Acquiring Funds will be registered management investment companies and UITs.  Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) will be registered as an investment adviser under the Advisers Act.  No Acquiring Fund Adviser or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the

Adviser.  No Acquiring Fund will be in the same group of investment companies as the Underlying Funds.  Pursuant to the terms and conditions of this Application and the requested order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement (as defined below) with the relevant Underlying Fund(s), as discussed below.

3.Proposed Conditions and Disclosure
Neither the Adviser nor any entity controlling, controlled by, or under common control with the Adviser, will serve as an Acquiring Fund Adviser or Acquiring Fund Subadviser (as defined below), to any Acquiring Fund, nor as Sponsor or trustee of any Acquiring Trust (“Trustee”).  In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in an Underlying Fund in reliance on such Order will be required to enter into a written agreement with the Underlying Fund (the “Acquiring Fund Agreement”) (Condition 12, below).  The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order.  The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in an Underlying Fund and not in any other investment company.  Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with Conduct Rule 2830 of the National Association of Securities Dealers (“NASD”) pertaining to funds of funds (Condition 14, below).35

35
Any references to Conduct Rule 2830 of the NASD include any replacement or successor rule that may be adopted by FINRA.  Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Underlying Fund Shares or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its Underlying Fund Shares to an Acquiring Fund, may be

In addition, Applicants propose that the requested 12(d)(l) Relief will be conditioned upon certain additional requirements.  Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate will not control an Underlying Fund within the meaning of Section 2(a)(9) of the Act (Condition 5, below).  Any member of an Acquiring Fund’s Subadvisory Group (as defined below) individually or the Acquiring Fund’s Subadvisory Group in the aggregate will not control an Underlying Fund within the meaning of Section 2(a)(9) of the Act (Condition 5, below).  An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in an Underlying Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate36 and the Underlying Fund or an Underlying Fund Affiliate37 (Condition 6, below).  Each Acquiring Management Company’s board of trustees, including a majority of the independent trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and Acquiring Fund Subadviser(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Underlying Fund or an Underlying Fund Affiliate in connection with any services or transactions (Condition 7, below).  No Acquiring Fund or Acquiring Fund Affiliate will cause an Underlying Fund to purchase a security from an Affiliated Underwriting38 prohibited by Section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

36
An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Subadviser(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

37
An “Underlying Fund Affiliate” is defined as the investment adviser, promoter or principal underwriter of an Underlying Fund and any person controlling, controlled by or under common control with any of these entities.

38
An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate.  An “Underwriting Affiliate” is

(Condition 9, below).  Finally, no Underlying Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(l)(A) of the Act (Condition 15, below), except to the extent permitted by exemptive relief from the Commission permitting the Underlying Fund to purchase shares of other investment companies for short-term cash management purposes.  An Underlying Fund may choose to reject any direct purchase of Creation Unit Aggregations39 by an Acquiring Fund.  An Underlying Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(l)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

VII.Legal Analysis

A.	Section 12(d)(1)

Section 12(d)(l)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from knowingly selling the investment company’s shares to another investment company if the sale will cause the acquiring company to defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Underlying Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

39	For purposes of the request for 12(d)(1) Relief, the term “Creation Unit Aggregations” applies to both Funds and Actively Managed Funds.

own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

1.Exemption under Section 12(d)(1)(J)
The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(l)(J) to the Act.  Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.  The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.40

Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(l), and that the requested exemption is consistent with the public interest and the protection of investors.  Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.41

40	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

41	Id. at 43-44.

2.Concerns Underlying Section 12(d)(1)(J)
Congress enacted Section 12(d)(l) (then Section 12(c)(l)) in 1940 to prevent one investment company from buying control of another investment company.42  In enacting Section 12(d)(l), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.43  As originally proposed, Section 12(d)(l) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

you may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.44

Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).45  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).46  These abuses included:  (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.  Applicants propose a number of conditions designed to address these concerns.

42	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

43	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

44	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

45	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

46	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants submit that their proposed conditions (set forth below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  For example, Condition 5 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Subadvisory Group to control an Underlying Fund within the meaning of Section 2(a)(9) of the Act.  For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

the Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Subadvisory Group” is defined as:

any Acquiring Fund Subadviser, any person controlling, controlled by, or under common control with the Acquiring Fund Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any person controlling, controlled by or under common control with the Acquiring Fund Subadviser.

For purposes of this Application, an “Acquiring Fund Subadviser” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Management Company.”  Any Acquiring Fund Subadviser will be registered under the Advisers Act.

In addition, Condition 6 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in an Underlying Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Underlying Fund or an Underlying Fund Affiliate.  Further, Conditions 6, 7, 8, 9, 10 and 11 are

specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over an Underlying Fund and Underlying Fund Affiliates.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.  Applicants have designed Condition 13 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs.  Also, Applicants propose Condition 14 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in Conduct Rule 2830 of the NASD.47

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees; accordingly, there will be no potential for duplicative advisory fees.  With respect to Acquiring Management Companies, Applicants note the board, including a majority of the independent directors or trustees, of any Acquiring Fund, pursuant to Condition 16, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Acquiring Management Company may invest.

Further, Applicants propose that no Underlying Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Underlying Fund to purchase shares of other investment companies for short-term cash management purposes.  Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in

47	Any references to Conduct Rule 2830 of the NASD include any replacement or successor rule that may be adopted by FINRA.

excess of the limits of Section 12(d)(1)(A) in an Underlying Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits.  In addition to avoiding excess complexity, Applicants believe that the condition requiring that Underlying Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Underlying Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application.  Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Underlying Funds identified herein and Acquiring Funds should be the same.

B.	Sections 17(a), 17(b) and 6(c)

Applicants seek an exemption from Section 17(a) pursuant to Sections 6(c) and 17(b) of the Act to permit an Underlying Fund, to the extent that the Underlying Fund is an affiliated person of an Acquiring Fund, to sell Underlying Fund Shares to, and purchase Underlying Fund Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions.48

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company.  Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with

48
Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an Underlying Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because an investment adviser to the Underlying Fund is also an investment adviser to the Acquiring Fund.

power to vote by the other person.  An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of an Underlying Fund.  In such cases, that Underlying Fund would become an affiliated person of the Acquiring Fund, and direct, in-kind sales and redemptions of its Underlying Fund Shares with an Acquiring Fund could be prohibited.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person, security or transaction, or any class of persons, securities or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants are seeking relief from any transaction in Creation Unit Aggregations between an Underlying Fund that is an affiliated person, or affiliated person of any affiliated person, of an Acquiring Fund.  Applicants expect that most Acquiring Funds will purchase Underlying Fund Shares in the secondary market and will not purchase Creation Unit Aggregations directly from an Underlying Fund.  However, the requested relief would apply to direct sales of Creation Unit Aggregations by an Underlying Fund to an Acquiring Fund and the redemptions of those Underlying Fund Shares.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person.  For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections.  First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Any consideration paid for the purchase or redemption of Underlying Fund Shares directly from an Underlying Fund will be based on the NAV of the Underlying Fund in accordance with policies and procedures set forth in the Underlying Fund’s registration statement.49

Second, the proposed transactions directly between Underlying Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund.  The purchase of Creation Unit Aggregations by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.  The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Unit Aggregations directly from an Underlying Fund to represent that the purchase of Creation Unit Aggregations from an

49
To the extent that purchases and sale of Underlying Fund Shares of an Underlying Fund occur in the secondary market and not through principal transactions directly between an Acquiring Fund and an Underlying Fund, relief from Section 17(a) would not be necessary.  However, the requested relief would apply to direct sales of Underlying Fund Shares in Creation Unit Aggregations by an Underlying Fund to an Acquiring Fund and redemptions of those Underlying Fund Shares.  The requested relief is intended to cover the transactions that would accompany such sales and redemptions.

Underlying Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  Applicants also believe that the requested exemptions are appropriate in the public interest.  Underlying Fund Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes.  Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IX.Express Conditions to this Application

Applicants agree that any order of the Commission granting the requested ETF Relief will be subject to the following conditions:

1.As long as the Company or a Fund operates in reliance on the requested order, Shares will be listed on an Exchange.

2.Neither the Company nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Unit Aggregations only.

3.The Website for each Fund, which will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Applicants agree that any Order granting the requested 12(d)(1) Relief will be subject to the following conditions:

5.The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act.  The members of an Acquiring Fund’s Subadvisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an Underlying Fund, it will vote its Underlying Fund Shares in the same proportion as the vote of all other holders of the Underlying Fund Shares.  This condition does not apply to the Acquiring Fund Subadvisory Group with respect to an Underlying Fund for which the Acquiring Fund Subadviser or a person controlling, controlled by, or under common control with the Acquiring Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

6.No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in an Underlying Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Underlying Fund or an Underlying Fund Affiliate.

7.The board of directors or trustees of an Acquiring Management Company, including a majority of the directors or trustees that are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“independent directors or trustees”), will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from an Underlying Fund or an Underlying Fund Affiliate in connection with any services or transactions.

8.Once an investment by an Acquiring Fund in Underlying Fund Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Underlying Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Underlying Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions:  (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund; (ii) is within the range of consideration that the Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Underlying Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

9.No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause the Underlying Fund to purchase a security in any Affiliated Underwriting.

10.The Board of the Underlying Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Underlying Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Underlying Fund.  The Board of the Underlying Fund will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Underlying Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Underlying Fund.

11.Each Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Underlying Fund were made.

12.Before investing in Underlying Fund Shares in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the Underlying Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s), or their Sponsors or Trustees, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.  At the time of its investment in Underlying Fund Shares in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Underlying Fund of the investment.  At such time, the Acquiring Fund will also transmit to the Underlying Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate.  The Acquiring Fund will notify the Underlying Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Underlying Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

13.The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Underlying Fund by the Acquiring Fund Adviser, Trustee or

Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Underlying Fund, in connection with the investment by the Acquiring Fund in the Underlying Fund.  Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from an Underlying Fund by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the Underlying Fund, in connection with any investment by the Acquiring Management Company in the Underlying Fund made at the direction of the Acquiring Fund Subadviser.  In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

14.Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

15.No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act except to the extent permitted by exemptive relief from the Commission permitting the Underlying Fund to purchase shares of other investment companies for short-term cash management purposes.

16.Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund in which the Acquiring Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

X.Names and Addresses

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their names and addresses are:

Millington Securities, Inc.
222 South Mill Street
Naperville, IL  60540

Millington Exchange Traded MAVINS Fund, LLC
c/o Millington Securities, Inc.
222 South Mill Street
Naperville, IL  60540

The Applicants further state that all questions concerning this Application should be directed to the persons listed on the facing page of this Application.

XI.Procedural Matters, Conclusion and Signatures

Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed above and on the Application’s facing page, and that they request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page.  Also, Applicants have attached as exhibits to the Application the required verifications.  Millginton Securities, Inc. is authorized to sign and file this document on behalf of Millington Exchange Traded MAVINS Fund, LLC pursuant to a resolution dated March 22, 2011.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Charles G. Millington is authorized to sign and file this document on behalf of Millington Exchange Traded MAVINS Fund, LLC pursuant to his role as President of the sole Member of the Company.  Charles G.

Millington is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as President.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the Relief requested by this Application.

Millington Securities, Inc.

By:	/s/ Charles G. Millington
Name: Charles G. Millington
Title: President

Millington Exchange Traded MAVINS Fund, LLC

By:	/s/ Millington Securities, Inc.
Name: Millington Securities, Inc.
Title: Member

By:	/s/ Charles G. Millington
Name: Charles G. Millington
Title: President, Millington Securities, Inc.

Dated:  September 23, 2011

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for, and on behalf of, Millington Securities, Inc.; that he is the President of such company; and that all actions taken by the directors and other persons necessary to authorize undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Charles G. Millington
Name: Charles G. Millington
Title: President

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for, and on behalf of, Millington Exchange Traded MAVINS Fund, LLC; that he is the President of the sole Member of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.  Millington Securities, Inc. is authorized to sign and file this document on behalf of Millington Exchange Traded MAVINS Fund, LLC pursuant to a resolution dated March 22, 2011.

By:	/s/ Millington Securities, Inc.
Name: Millington Securities, Inc.
Title: Member

By:	/s/ Charles G. Millington
Name: Charles G. Millington
Title: President, Millington Securities, Inc.

Exhibit A

The Initial Fund

It is currently expected that the Initial Fund will be named the Millington MAVINS ETF, although the name may be changed in the future.  It is currently anticipated that the investment objective of the Initial Fund will be to seek investment results that correspond generally to the performance, before the Fund’s fees and expenses, of a MAVINS (Mexico, Australia, Vietnam, Indonesia, Nigeria and South Africa) equity index yet to be named (the “Initial Index”) and that the initial Index Provider will be NASDAQ Global Index Group (the “Initial Index Provider”).  The Initial Fund may modify its investment objective and the Adviser may modify its methodology for the Initial Fund as it determines appropriate or necessary in pursuing the Initial Fund’s investment objective.

Description of the Initial Index:

The Initial Index is comprised of equity securities (which will be exchange-listed and issued as either common stock or as Depositary Receipts) of companies domiciled in Mexico, Australia, Vietnam, Indonesia, Nigeria and South Africa.  The Initial Index will be designed to provide a benchmark for investors interested in tracking some of the largest and most liquid public companies domiciled in these countries that are accessible for investment by U.S. investors.  The companies in the universe will be selected using a method by the Initial Index Provider.   The Initial Fund generally will invest in all the securities comprising the Initial Index in proportion to the weightings in the Initial Index.  As an International Fund, pursuant to the terms of the Application, the Initial Fund will invest at least 80% of its assets in the Component Securities of the Initial Index and Depositary Receipts representing such Component Securities.

The Initial Index Provider will review the index components quarterly in March, June, September and December of each year for eligibility and appropriate country weighting.  Changes will be announced on the Initial Index Provider's publicly available website at least five days prior to the effective date.

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